Exhibit 99.1

Cenntro Electric Announces Strategic Action to End Channel Partner Distribution in the US
Cenntro to Assemble and Market its Metro Product Directly in the US

Freehold, NJ -  August 15, 2022 ---   Cenntro Electric Group Limited (NASDAQ: CENN), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced a strategic action to assemble its Metro product in-house and market Metro directly to its own distributors in the United States. Cenntro will now have full control over the production and sale of the Metro EV model and will end channel partner distribution in the US.

In 2017, Cenntro introduced the Metro, a low-speed EV in the US. Five years later, the Metro is now distributed in more than 26 countries and has achieved homologation in more than 32 countries. The Metro is a unique light electric commercial vehicle designed to meet a multitude of urban delivery needs and services. Cenntro began trial production of Metro in 2017 and as of December 31, 2021, has produced more than 3,700 vehicles. Currently, Metro is sold in Europe, Japan, Korea, Singapore and Israel. Since 2018, the vehicle has been sold through channel partners in the US but will now be sold directly by Cenntro.

"The Metro was Cenntro's launch vehicle," said Peter Wang, Cenntro's Chairman and CEO. "We have been very pleased by its global market acceptance. Now, we will assemble and distribute our Metro product directly in US to assure the product quality, reduce the overhead, improve customer satisfaction and enhance our brand recognition." The Metro’s sleek dimensions, short turning radius and generous cargo capacity caters perfectly to the demands of urban logistics.

The Metro’s advanced components and full vehicle design have been repeatedly tested in computer simulations with real-world crash tests to ensure the vehicle’s safety. The Metro offers a low maintenance costs and high energy efficiency.

About Cenntro Electric Group

Cenntro Electric Group Ltd. (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery, and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe, and Asia. For more information, please visit Cenntro’s website at: www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Contacts

Investor Relations Contact:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com